UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                          FullNet Communications, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    359851102
                                 (CUSIP Number)

                                  May 31, 2001
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ]Rule 13d-1(b)
                                [X]Rule 13d-1(c)
                                [ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP  No.  359851102


1.     Name  of  Reporting  Person      Generation  Capital  Associates
       Tax  Identification  No                  13-3175117


2.     Check  the  Appropriate  Box  if  a  Member  of  a  Group*
       (a)  [  ]
       (b)  [  ]


3.     SEC  Use  Only


4.     Citizenship  or  Place  of  Organization     State  of  New  York


Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With:

5.     Sole  Voting  Power                     659,650  **

6.     Shared  Voting  Power                   0

7.     Sole  Dispositive  Power                659,650  **

8.     Shared  Dispositive  Power              0

9.     Aggregate  Amount  Beneficially
       Owned  by  Each  Reporting  Person      659,650  **

10.    Check  if  the  Aggregate  Amount  in
       Row  (9)  Excludes  Certain  Shares

11.    Percent  of  Class  Represented  by
       Amount  in  Row  (9)                       9.9%  **

12.    Type  of  Reporting  Person                   PN

**  See  Item  4  of  this  filing

Item  1(a)  Name  of  Issuer:
           FullNet  Commnications,  Inc.

Item  1(b)  Address  of  Issuer's  Principal  Executive  Offices:
           201  Robert  S.  Kerr  Avenue,  Suite  210
           Oklahoma  City,  OK  73102

Item  2(a)  Name  of  Person  Filing:
           Generation  Capital  Associates

Item  2(b)  Address  of  Principal  Business  Office:
           1085  Riverside  Trace
           Atlanta,  GA  30328

Item  2(c)  Citizenship:
           New  York

Item  2(d)  Title  of  Class  of  Securities:
           Common  Stock

Item  2(e)  CUSIP  Number:
           359851102

Item  3.  If  this  statement  is  filed  pursuant  to  Section  240.13d-1(b)or
240.13d-2(b)  or  (c),  check  whether  the  person  filing  is  a:
(a)     []  Broker  or  dealer  registered  under  section  15  of  the
           Act  (15  U.S.C.  78o).
(b)     []  Bank  as  defined  in  section  3(a)(6)  of  the  Act  (15
           U.S.C.  78c).
(c)     []  Insurance  company  as  defined  in  section  3(a)(19)  of the  Act  (15  U.S.C.  78c).
(d)     []  Investment  company  registered  under  section  8  of  the
           Investment  Company  Act  of  1940  (15  U.S.C.  80a-8).
(e)     []  An  investment  adviser  in  accordance  with  Section  240.13d-
           1(b)(1)(ii)(E);
(f)     []  An  employee  benefit  plan  or  endowment  fund  in
           accordance  with  Section  240.13d-1(b)(1)(ii)(F);
(g)     []  A  parent  holding  company  or  control  person  in
           accordance  with  Section  240.13d-1(b)(1)(ii)(G);
(h)     []  A  saving  associations  as  defined  in  Section  3(b)  of the  Federal  Deposit  Insurance  Act  (12  U.S.C.  1813);
(i)     []  A  church  plan  that  is  excluded  from  the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)     []  Group,  in  accordance  with  Section  240.13d-1(b)(1)(ii)(J).

Item  4.    Ownership.

The  information  in  items  1  and  5  through  11  on  the  cover  page  on
Schedule  13G  is  hereby  incorporated  by  reference.


Generation  Capital  Associates  (GCA)  beneficially  owns  267,608  shares of common stock and warrants to purchase 590,000 shares of common stock. The terms of the warrants prohibit GCA from exercising any warrants to  the  extent  such  exercise  would  increase  GCA's  ownership  of  common stock at any given time to more than 9.9% of the shares of common stock then outstanding. At November3, 2003 there were 6,663,135 shares of common stock oustanding not including shares issuable upon exercise of the GCA warrants.

Item  5.    Ownership  of  Five  Percent  or  Less  of  a  Class:

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item  6.    Ownership  of  More  than  Five  Percent
           on  Behalf  of  Another  Person:           Not  Applicable

Item  7.    Identification  and  Classification
           of  the  Subsidiary  Which  Acquired
           the  Security  Being  Reported  on  By
           the  Parent  Holding  Company:             Not  Applicable

Item  8.    Identification  and  Classification
           of  Members  of  the  Group:               Not  Applicable

Item  9.    Notice  of  Dissolution  of  Group:       Not  Applicable

Item  10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:     February  18,  2004

           Generation  Capital  Associates

By:        /s/  David  A.  Rapaport,  Executive  Vice  President
                                  &  General  Counsel